SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 14, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of February 14, 2005

*********************
2004 Premium income:

EUR 2,528 million at current exchange rates
(EUR 2,578 million at constant exchange rates)

•	Premium income in line with Group company forecasts at the beginning of 2004.

•	Gross written premiums in Life & Accident Reinsurance down 17%.

•	Gross written premiums in Non-Life Reinsurance down 41%.

•	Continued geographic rebalancing of business: 54% in Europe, 25% in North America; 9% in Asia Pacific; 12% in the rest of the world.

•	The quota-share between SCOR and IRP has not been renewed in 2005.

The SCOR group’s gross written premiums for the 2004 financial year amounted to EUR 2,528 million at constant exchange rates, down 30.2% compared to 2003.

At current exchange rates, gross written premiums by the SCOR group amounted to EUR 2,528 million, down 31.5% compared to 2003.

This decline in premium income is notably due to the reduction indicated in lines written in the Large Corporate Risks sector, itself a function of rigorous business selection and SCOR’s rating in 2004.

The contraction in Life & Accident Reinsurance premium income is mainly due to the fact that there was an exceptional transaction in the first quarter of 2003.

General portfolio distribution:
(Millions of Euros, at current exchange rates)

	Premium Income 2004		Premium Income 2003		Difference
					Current	Constant
	2004	%	2003	%	exchange rates	exchange rates

Non-Life Reinsurance	1 321	52%	2 229	60%	-41%	-40%
Life & Accident Reinsurance	1 207	48%	1 462	40%	-17%	-16%

TOTAL	2 528	100	3 691	100	-32%	-30%

In Non-Life Reinsurance (Property treaties, Large Corporate Accounts and Credit & Surety), premium income reached EUR 1,321 million, down 41% compared to 2003. This decline is principally due to rigorous business selection and the impact of the rating in 2004.

In Life & Accident Reinsurance (individual and group life, long-term care, finance, accidents, disability and unemployment), premium income reached EUR 1,207 million. This is down 17% compared to 2003. Excluding an exceptional contract written in the first quarter of 2003 for EUR 167 million, premium income for the Life &

Accident Reinsurance business is down only 6.8% compared to premium income recorded for the 2003 financial year.

General geographic premium income distribution:
(Millions of Euros, at current exchange rates)

	2004	%	2003	%

Europe	1 373	54%	1 933	52%
North America	641	25%	1014	27%
Asia-Pacific	229	9%	345	9%
Rest of the World	285	12%	399	12%

TOTAL	2 528	100	3 691	100

The quota-share between SCOR and IRP has not been renewed in 2005

The quota-share in place since 1 January 2002 between Irish Reinsurance Partners (IRP) and SCOR in Non-Life Reinsurance was not renewed on 1 January 2005. Henceforth no premiums will be ceded to IRP.

2005 timetable

2004 Annual Results                                                                                     24 March 2005

Data in this press release relating to premium income have not been audited.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.